ANSLOW & JACLIN, LLP
195 ROUTE 9, SUITE 204
MANALAPAN, NJ 07226

May 8, 2007

Ethan Horowitz
U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, DC 20549

Re:	Magnegas Corporation
File#	000-51883

Dear Mr. Horowitz:

We received your comment letter for the 8k for Change in Auditor filed by Magnegas Corporation on May 7, 2007. The following are our responses:

1.
In the second paragraph of your filing, you disclose that Gately & Associates LLC, your former independent accounting firm, issued a report for the fiscal year ended December 31, 2006 with a going concern modification. In accordance with Item 304 of Regulation S-B, please amend your filing to include a disclosure regarding the type of report issued by Gately & Associates LLC for the two most recent fiscal years (i.e. the period from December 9, 2005 (inception)- December 31, 2005).

ANSWER: The document has been amended to include a disclosure regarding the type of report issued by Gately & Associates LLC for the two most recent fiscal years (the period from December 9, 2005 (inception)- December 31, 2005 and the fiscal year ended December 31, 2006.

2.
Please file an updated letter from Gately & Associates LLC as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosure in your amended Form 8-K filing. In addition, please note that the letter must be signed by the independent accounting firm (i.e. Gately & Associates LLC) and must be dated.

ANSWER: We have filed an updated letter from Gately & Associates LLC as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter reflects their agreement or disagreement with any disclosure in the amended Form 8-K filing. In addition, the letter was signed by the independent accounting firm (i.e. Gately & Associates LLC) and is dated.

In addition, the Company acknowledges that:

•          Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
 GREGG E. JACLIN